Exhibit 99.1

1 Invitation to the Annual General Shareholders’ Meeting 2024 On Holding AG

2 2023 in Reflection. Dear Fellow Shareholders, 2023 has been another exceptional year for our brand and the second full year of On as a public company. On saw very significant revenue growth of 47% to CHF 1.79 billion in 2023 or even 55% on a constant currency basis. This means that On is capturing market share faster than its competitors while at the same time significantly expanding our profitability. What stands out is the gross profit margin of 59.6% on our journey to becoming the most premium global sports brand. This journey of On is deeply rooted in our commitment to innovation, catering first to athletes and runners. In 2023, we witnessed our running products soar to new heights, solidifying their dominant position in our portfolio. An example of this success is the Cloudmonster. Launched just two years ago, it has quickly ascended to become one of our largest franchises. At the end of February 2024, we unveiled the Cloudmonster 2 and will introduce the innovation - packed Cloudmonster Hyper later this spring. This move not only amplifies the momentum in running but also introduces a range of options for our channel partners, underlining our strategy of tiered offerings. The success of the Cloudmonster franchise is part of a broader narrative where seven of our franchises now contribute over 5% each to our growing top line, expanding the strength and diversity of our innovation - driven portfolio like never before. The strength of our running innovation is showcased by Hellen Obiri scoring major marathon wins for On in our most advanced shoe technology. Making history in 2023, Hellen became the first woman in 34 years to clinch victory at both the Boston and New York City Marathons in the same year. And let’s not forget her stunning performance at the NYC Half Marathon, where she didn’t just win – she shattered the course record. This isn’t just a win for Hellen; it’s a testament to the On brand’s growing influence. Now, over 10% of runners on major US running routes are sporting On shoes. Our brand’s stellar growth is driven by the passion, determination and relentless execution drive of our team. We’re beyond thankful for their enormous contributions and the infectious optimism they bring, which inspires us all. Building on the success in running, let’s zoom out to see the bigger picture . As we reflect on this first post - pandemic year, we are thrilled to chart the remarkable journey of On in the evolving sports and fashion landscape . The pandemic has been a catalyst for change, redefining lifestyles and fashion norms . We have been liberated to work more from home, introduce sports and movement to every day and wear sportswear as the new uniform . This revolution is reminiscent of Coco Chanel’s revolutionary fashion freeing women from corsets and introducing comfort and pants (!) to the female wardrobe in the early 20th century. Since then, tech fibers and new manufacturing methods in footwear and apparel have allowed sports brands to retire the military uniform and the classic dress as prime archetypes for fashion. Out with the coat, formal jackets, leather shoes and the dress. In with sneakers, tights, track pants, hoodies and technical jackets. The last pivotal years made it clear that sports is the new uniform, the new normal that will continue to transcend culture and fashion. Sports is not just an activity; it’s a statement, a lifestyle, a new luxury for a generation valuing movement and exploration over mere possession and status. F ashion brand LOEWE partnering up with On to introduce technical sports footwear and apparel to their collection follows this logic. The joint edition of the Cloudtilt sneaker has been a spectacular success, flying off the shelves. Our partnership with LOEWE, rooted in creativity and innovation, continues to thrive across apparel and footwear and to elevate On as the most premium sports brand.

3 On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2024 It is also no coincidence that global fashion brands pivot to sign global sport stars as ambassadors to play in the live arenas of the Super Bowl and the Olympics. When we invited Roger Federer to become a co - entrepreneur at On a few years ago, it was done to build on the growing cultural relevance of sports and its most exceptional talents. Young tennis greats Iga Świątek and Ben Shelton have since decided to join On and are admired for their game and their personality. Their wins in the spectator sport tennis, while fully outfitted in On gear, also elevate On’s apparel to a new height of widespread recognition. Now, On is not a luxury fashion brand but a premium sports brand. Yet it happens that On has been emerging as a new brand in sports right at a moment where sports is not the domain of weekend activities anymore. Instead, sport and movement is literally getting woven into the fabric of everyday life. This ties into On’s mission to ignite the human spirit through movement*. To not just dream the future someday but on most days. These are the days where our focus on performance, sustainability, and design perfectly aligns with the contemporary consumer’s expectations. Specifically, On is gaining strong brand momentum with teens according to a recent brand study. To connect to new consumers even more intimately, On is expanding its global presence by opening an additional 100 brand stores worldwide in the coming years.This move isn’t just about featuring our cutting - edge footwear; it’s also a commitment to showcase On apparel to support our community from head to toe. In 2023, our apparel line made a significant impact with approximately one in six items sold in our flagship stores in New York, Paris and Shanghai fitting the body, not the feet. As we move into 2024, with the excitement of the Olympics ahead, On is poised to demonstrate our athletic prowess. Expect groundbreaking On product innovation to show up at the Olympics. Up to a dozen athletes of On Athletics Club will compete together with stars like Hellen Obiri and tennis world number one Iga Świątek. Or as the New York Times wrote in a recent feature headline about the On Athletics Club: “The most impressive World Championship Team Isn’t a Country. It’s a Brand.” Let’s continue to dream big, to push boundaries, and to innovate in this transformation to sports culture as a premium sports brand. Dream On. Caspar, David, Marc, Martin & Olivier The On Partners *The Mission of On To ignite the human spirit through movement. At On, we believe incredible things happen when humans move. Being in motion taps into the place in the subconscious where inspiration lies. It's called flow state: A mindset where action and awareness blur together, leaving us fully immersed in the moment. A hack for the mind, helping us to dream bigger and better.

4 Invitation to the Annual General Shareholders’ Meeting Dear Shareholders, We cordially invite you to this year’s Annual General Shareholders’ Meeting of On Holding AG, as follows: Date and Time: Thursday May 23 rd , 2024 at 2:00 pm (CEST) Location: This year’s Annual General Shareholders’ Meeting will be held virtually at gvmanager - live.ch/on Participation in the Annual Shareholders’ Meeting: Prior registration is required to participate in the V irtual Annual General Shareholders’ Meeting. Please carefully review the Organizational Information starting on p. 9 of this Invitation. Best regards, David Allemann & Caspar Coppetti on behalf of the Board of Directors

5 Agenda and Motions of the Board of Directors 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2023 Motion: The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2023. Explanations: The Annual Report for 2023, including the Audit Reports, the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG, are available at investors.on.com/financials - and - filings . In its Audit Reports, PricewaterhouseCoopers AG, the statutory auditors of On Holding AG, confirmed the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG without reservations, and accordingly, the Board of Directors proposes their approval. 2. Appropriation of 2023 Financial Results Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows: Profit carried forward from the financial year 2022 CHF 46,100,402 Profit carried forward CHF 36,207,427 Explanations: According to Art. 698 para. 2 no. 4 CO and the Articles of Association of On Holding AG, the General Meeting of Shareholders is responsible for passing resolutions on the appropriation of the financial results. 3. Approval of the Report on Non - Financial Matters Motion: The Board of Directors proposes to approve the Report on Non - Financial Matters of On Holding AG for 2023. Explanations: In accordance with Art. 964a et seqq. CO, On Holding AG will provide a Report on Non - Financial Matters for the first time for the financial year 2023. In On Holding AG’s Report on Non - Financial Matters, On Holding AG provides information on its concepts and measures with regard to environmental matters, in particular the CO 2 targets, social matters, employee matters, adherence to human rights and fighting corruption. On Holding AG’s Report on Non - Financial Matters will be made available at investors. on.com/governance . The Board of Directors holds that On Holding AG has fulfilled its reporting obligations under Art. 964a et seqq. CO and the Report on Non - Financial Matters has, therefore, been approved by the Board of Directors. 4. Discharge of the Members of the Board of Directors and of the Executive Committee Motion: The Board of Directors proposes that the members of the Board of Directors and of the Executive Committee be discharged from liability for the financial year 2023. Explanations: With the discharge of the members of the Board of Directors and of the Executive Committee, On Holding AG as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past financial year that were brought to the attention of the shareholders. On Holding AG is not aware of any facts that would preclude the full discharge of the members of the Board of Directors and the Executive Committee for the financial year 2023. 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors Motion: The Board of Directors proposes to the holders of Class A Shares to re - elect Alex Pérez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). Loss for the financial year 2023 CHF (9,892,975) Explanations: Art. 13 of the Articles of Association grants the holders of Class A Shares the right to be represented on the Board of Directors in accordance with Art. 709 CO. Hence, the Annual General Shareholders’ Meeting is suspended for the separate meeting of the holders of Class A Shares to appoint their candidate for their representation on the Board of Directors. Only holders of Class A Shares are entitled to vote at this separate meeting. Alex P é rez has been determined by the Board of Directors to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended.

6 6. Re - Elections of the Members of the Board of Directors Motion: The Board of Directors proposes the re - election of the current members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025), as follows: 1. Re - Election of David Allemann 2. Re - Election of Amy Banse 3. Re - Election of Olivier Bernhard 4. Re - Election of Caspar Coppetti 5. Re - Election of Dennis Durkin 6. Re - Election of Kenneth Fox 7. Re - Election of Alex Pérez Explanations: Since the term of office of the existing members of the Board of Directors ends at the completion of the 2024 Annual General Shareholders’ Meeting, they each must be re - elected by the Annual General Shareholders’ Meeting. David Allemann has been a member of the Board of Directors since 2012, Amy Banse since 2021, Olivier Bernhard since 2013, Caspar Coppetti since 2012, Dennis Durkin since 2022, Kenneth Fox since 2018 and Alex P é rez since 2016. Amy Banse, Dennis Durkin, Kenneth Fox and Alex P é rez have been determined by the Board of Directors to be independent as they each have no relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors. Dennis Durkin and Alex Pérez have been determined by the Board of Directors to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended. Dennis Durkin, as chair, and Alex Pérez will further continue to serve as members of the Audit Committee. Information on the professional background of the members of the Board of Directors standing for re - election can be found at investors.on.com/governance . 7. Election of new Member of the Board of Directors Motion: The Board of Directors proposes the election of Laura Miele as a new member of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). In the case that Laura Miele is elected as a new member of the Board of Directors, she will further serve as a member of the Audit Committee. Explanations: The Board of Directors assesses the current cooperation within the Board as trust - based and efficient. At the same time, it regularly evaluates its composition and work as well as the composition and work of its committees. While the Board of Directors maintains that its current composition is strong and well - balanced, offering a blend of leadership skills, expertise, and experience, it recognizes the dynamic nature of our business environment. Acknowledging these ongoing developments, the Board of Directors sees merit in appointing Laura Miele as an additional member. Laura has been determined by the Board of Directors to be independent as she has no relationship with the Company that would interfere with her exercising independent judgment in carrying out the responsibilities of a member of the Board of Directors. Laura has further been determined to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended. Laura is serving as a board consultant to the On Board of Directors from August 2023 through April 2024. She brings extensive experience from her role a s President of Electronic Arts (EA) Entertainment & Technology, where she leads EA’s portfolio of licensed and owned IP, along with the company’s central development services and CTO organizations. Prior to taking on the role of President of EA Entertainment & Technology in 2023, Laura served as Chief Operating Officer for EA. She has played a key role in the successful execution of several complex structural transformations at EA over the past decade, including leading the company’s transformation to digital delivery, expanding into new consumer demographics, and actively growing EA’s player network. She also has broad international experience overseeing commercial, creative, and central technology teams. In 2022, Laura was appointed as a Governor of the British Film Institute. She is a member of the Paley Media Council, and the NAACP Entertainment Advocacy Council, an Advisory Board Member for The Game Awards, and previously served on the board of the Silicon Valley Community Foundation. This step as well as the intended appointment as Audit Committee member is aimed at further enriching our collective skill set and perspective, ensuring that our governance structure remains agile and fully equipped to navigate future challenges and opportunities.

7 8. Re - Elections of the Co - Chairmen of the Board of Directors 1. Re - Election of David Allemann as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect David Allemann as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). Explanations: The term of office of David Allemann as Co - Chairman expires at the end of the 2024 Annual General Shareholders’ Meeting. David Allemann is one of the co - founders of On and has been a member of the Board of Directors since 2012 . He has been serving as its C hairman since the beginning of 2020 and as its Co - Chairman since 2021 . The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which David Allemann has demonstrated in his role as Co - Chairman to date. The Board of Directors, thus, wishes for him to continue to exercise this function. 2. Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect Caspar Coppetti as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). Explanations: The term of office of Caspar Coppetti as Co - Chairman expires at the end of the 2024 Annual General Shareholders’ Meeting. Caspar Coppetti is one of the co - founders of On and was On Holding AG’s Chairman during various terms f rom 2012 – 2013 and between 2018 – 2021. He has served as its Co - Chairman since 2021. The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which Caspar Coppetti has demonstrated in his role as Co - Chairman to date. The Board of Directors, thus, wishes for him to continue to exercise this function. 9. Re - Elections of the Members of the Nomination and Compensation Committee Motion: The Board of Directors proposes the re - election of the current members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025), as follows: 1. Re - Election of Kenneth Fox 2. Re - Election of Alex Pérez 3. Re - Election of Amy Banse Explanations: The term of office of the current members of the Nomination and Compensation Committee expires at the end of the 2024 Annual General Shareholders’ Meeting. The Board of Directors considers the work of the Nomination and Compensation Committee in its current composition to be positive and wishes to maintain the well - established team, which is familiar with the demanding subject matter. Kenneth Fox, Alex Pérez and Amy Banse have been determined by the Board of Directors to be independent as they each have no relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Nomination and Compensation Committee. 10. Re - Election of the Independent Proxy Representative Motion: The Board of Directors proposes to re - elect Anwaltskanzlei Keller AG (CHE - 194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). Explanations: The term of office of Anwaltskanzlei Keller AG as Independent Proxy Representative expires at the end of the 2024 Annual General Shareholders’ Meeting. Anwaltskanzlei Keller AG has confirmed to the Board of Directors that it has the independence required to act as Independent Proxy Representative. The Board of Directors wishes to maintain the well - established collaboration. 11. Re - Election of Statutory Auditors Motion : The Board of Directors proposes to re - elect PricewaterhouseCoopers AG (CHE - 106 . 839 . 438 ), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025 ) . Explanations: The term of office of PricewaterhouseCoopers AG as statutory auditors of On Holding AG expires at the end of the 2024 Annual General Shareholders’ Meeting. PricewaterhouseCoopers AG have been the statutory auditors of On Holding AG since 2021 and confirmed to the Board of Directors that they have the independence required to act as its statutory auditors.

8 12. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee 1. Consultative Vote on the 2023 Compensation Report Motion: The Board of Directors proposes that the Annual General Shareholders’ Meeting takes note of and endorses the 2023 Compensation Report in a consultative vote. Explanations: The vote on the 2023 Compensation Report is on a non - binding, consultative basis. The 2023 Compensation Report provides an overview of the remuneration principles and programs applicable to the Board of Directors and the Executive Committee, as well as details related to their remuneration for the 2023 financial year. The 2023 Compensation Report can be found at investors.on.com/governance . 2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2025 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 2,000,000 for the Non - Executive Members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their function as members of the Executive Committee) for the period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2025. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro - rata basis. Explanations: The proposed maximum aggregate compensation amount for the Non - Executive Members of the Board of Directors is based on external benchmarks and defines the maximum aggregate compensation for the Non - Executive Members of the Board of Directors. The compensation for Non - Executive Members of the Board of Directors consists of an annual base fee and an additional compensation for duties pursued in the committees of the Board of Directors. The annual fixed compensation of the Non - Executive Members of the Board of Directors is fully compensated with On Class A ordinary shares. Further details are outlined in our 2023 Compensation Report. 12.3 Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2025 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 26,000,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2025. Explanations: The maximum aggregate compensation amount for the members of the Executive Committee comprises fixed and variable compensation elements and is based on external benchmarks. The fixed compensation elements comprise a base salary as well as pension benefits and other benefits (such as health care plans, insurances, car allowances). The variable compensation elements comprise an annual cash bonus and an equity based Long Term Incentive Plan. The variable compensation element is the largest part of the overall compensation and includes social security contributions on distributed and/ or exercised equity awards from grants prior to the financial year 2025. *****

9 Shareholder Types On distinguishes between two types of shareholders who can vote and/or attend the Virtual Annual General Shareholders’ Meeting, which are described below. The process to vote and/or attend the Virtual Annual General Shareholders’ Meeting differs for each Shareholder Type – please ensure you follow the instructions for “ Street Name Holders ” or “ Record Holders ” depending on your status : “ Street Name Holders ” are shareholders who hold their shares through a bank, broker, or other organization, and are considered to be “beneficial owners” of those shares. The vast majority of our individual shareholders hold their shares through a bank, broker or other organization and hence, are considered Street Name Holders. If you are a “Street Name Holder”, kindly refer to the instructions on p. 10 . “ Record Holders ” are shareholders who have their share(s) registered directly in their own name on the books of On Holding AG’s transfer agent, Computershare. Only a few of our shareholders hold their shares directly on the books of our transfer agent Computershare and would accordingly qualify as Record Holders. If you are a “Record Holder”, kindly refer to the instructions on p . 11 . Record of the Resolutions A record of the resolutions taken at the Annual General Shareholders’ Meeting will be published on the Company’s website at investors.on.com in short order following the meeting. Organizational Information Virtual Meeting In order to increase the possibility for shareholders to attend the Annual General Shareholders’ Meeting and in light of On’s commitment to reduce non - essential travel to support the environment, the Board of Directors has decided to hold the Annual General Shareholders’ Meeting in a virtual meeting format only, as it has been done in previous years. Shareholders who wish to attend the Virtual Annual General Shareholders’ Meeting should proceed as set out below under the respective Voting and Registration Instructions section for each Shareholder Type. Eligibility to Vote Shareholders registered as shareholders with voting rights in the share register, maintained by our transfer agent, Computershare Trust Company N.A. (“ Computershare ”), as of March 25, 2024, at 5:00 p.m. EDT (the “ Record Date ”) will be entitled to attend and vote at the Virtual Annual General Shareholders’ Meeting. Shareholders may vote their shares either by (1) giving voting instructions and authorizations to the Independent Proxy Representative or (2) by attending the Virtual Annual General Shareholders’ Meeting (for details refer to the Voting and Registration Instructions sections below for your specific Shareholder Type). Shareholders who sold their shares prior to the Record Date will not be able to attend and vote at the Annual General Shareholders’ Meeting. Shareholders who purchase shares between the Record Date and the conclusion of the Annual General Shareholders’ Meeting will not be able to attend the Annual General Shareholders’ Meeting and vote those shares at the Annual General Shareholders’ Meeting.

10 The following instructions apply to “Street Name Holders” (see definitions on p. 9). Voting without Attendance Shareholders who do not wish to attend the Annual General Shareholders’ Meeting may give voting instructions and authorizations to the Independent Proxy Representative, Anwaltskanzlei Keller AG , Splügenstrasse 8, 8002 Zurich, Switzerland, prior to the Annual General Shareholders’ Meeting. The Independent Proxy Representative will be present at the Annual General Shareholders’ Meeting in order to vote on behalf of the shareholders who have provided valid instructions and authorizations. Street Name Holders will receive their proxy card in the mail with a link to “proxyvote.com” to vote their shares online and give voting instructions and authorizations to the Independent Proxy Representative. Street Name Holders who hold shares with a broker or bank that does not allow for voting via proxyvote.com should follow the instructions of their broker or bank or its designated agent. Street Name Holders should submit their electronic voting instructions and authorizations to their broker or bank or its designated agent no later than May 20, 2024, at 11:59 p.m. EDT / May 21, 2024, 5:59 a.m. CEST. Registration for Attendance at the Virtual Annual General Shareholders’ Meeting Street Name Holders who are eligible to vote (see Organizational Information on p. 9) are encouraged to register for virtual participation at On’s Annual General Shareholders’ Meeting, which can be done by adhering to the following steps: 1) Obtain a signed legal proxy To attend the Annual General Shareholders’ Meeting, Street Name Holders must first receive a signed legal proxy from their broker, bank, nominee or other custodian that authorizes them to vote their shares. Note: Each brokerage firm and bank has its own procedures regarding how shareholders can obtain a legal proxy, and you are encouraged to follow any such instructions provided by your brokerage firm or bank. For many international brokers, banks, nominees, or other custodians, such a signed legal proxy can easily be requested directly through proxyvote.com , by logging in with your control number or your account information. Street Name Holders who have not obtained a legal proxy from their broker or custodian are not entitled to attend, vote or speak at the Annual General Shareholders’ Meeting. Each Street Name Holder is therefore encouraged to initiate the request for a signed legal proxy as early as possible and contact their broker, bank, nominee or other custodian in case of any issues in obtaining the respective documentation. 2) Request a personal access code Once the signed legal proxy has been obtained, Street Name Holders may request a personal access code for the Annual General Shareholders’ Meeting by e - mailing the following documentation to on@devigus.com: — A copy of the signed legal proxy; — A copy of an identification document (such as a government - issued ID); and — A copy of a proof of share ownership. For Street Name Holders, proof of share ownership is an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the Record Date (March 25 , 2024 ) . The above documents must be provided by e - mail before May 16, 2024, at 11:59 p.m. EDT / May 17, 2024, 5:59 a.m. CEST to ensure a timely registration. Once the above documents are all provided, an access code will be returned by e - mail in short order. 3) Register participation Once the personal access code is received, shareholders must register for their participation in the Virtual Annual General Shareholders’ Meeting by creating an account on the virtual platform. To register, please visit gvmanager - live.ch/on using your personal access code. Prompt registration after receipt of the personal access code is recommended. The registration must be completed no later than May 21, 2024, at 11:59 p.m. EDT / May 22, 2024, 5:59 a.m. CEST . Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations made after that time. For any issues during the registration on the platform, kindly refer to the Frequently Asked Questions section of this invitation. For additional organizational information regarding the attendance of the Virtual Annual General Shareholders’ Meeting (including joining instructions, requests to speak etc.), kindly refer to the Attending and Participating in the Virtual Annual General Shareholders’ Meeting section starting on p. 12. Voting and Registration Instructions – Street Name Holders

11 Voting and Registration Instructions – Record Holders The following instructions apply to “Record Holders” (see definitions on p. 9). Voting without Attendance Shareholders who do not wish to attend the Annual General Shareholders’ Meeting may give voting instructions and authorizations to the Independent Proxy Representative, Anwaltskanzlei Keller AG , Splügenstrasse 8, 8002 Zurich, Switzerland , prior to the Annual General Shareholders’ Meeting. The Independent Proxy Representative will be present at the Annual General Shareholders’ Meeting in order to vote on behalf of the shareholders who have provided valid instructions and authorizations. Record Holders will receive the notice of the Annual General Shareholders’ Meeting (the “ Notice ”) directly from Computershare. The Notice will contain access information for the Computershare portal “ investorvote.com/onon ”, by which Record Holders may give voting instructions and authorizations to the Independent Proxy Representative. Record Holders may also give voting instructions and authorizations to the Independent Proxy Representative through Computershare by mail, using a proxy card. Record Holders may order a copy of this invitation and a proxy card as indicated in the Notice. Record Holders should send their completed and signed proxy card to Computershare at the following address: By Mail: Compu t e r sha r e PO Box 43101 Providence, RI 02940 U.S.A. Electronic voting instructions and proxy cards must be received by Computershare no later than May 20, 2024, at 11:59 p.m. EDT / May 21, 2024, 5:59 a.m. CEST . Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Registration for Attendance at the Virtual Annual General Shareholders’ Meeting Record Holders who are eligible to vote (see Organizational Information above) may register for virtual participation at On’s Annual General Shareholders’ Meeting, which can be done by adhering to the following steps: 1) Request a personal access code A Record Holder may request a personal access code for the Annual General Shareholders’ Meeting by e - mailing the following documentation to on@devigus.com: — A copy of your Notice; and — A copy of an identification document (such as a govern - ment - issued ID). The above documents must be provided by e - mail before May 16, 2024, at 11:59 p.m. EDT / May 17, 2024, 5:59 a.m. CEST to ensure a timely registration. Once the above documents are all provided, an access code will be returned by e - mail in short order. 2) Register participation Once the personal access code is received, shareholders must register for their participation in the Virtual Annual General Shareholders’ Meeting by creating an account on the virtual platform. To register, please visit gvmanager - live.ch/on using your personal access code. Prompt registration after receipt of the personal access code is recommended. The registration must be completed no later than May 21, 2024, at 11:59 p.m. EDT / May 22, 2024, 5:59 a.m. CEST . Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations made after that time. For any issues during the registration on the platform, kindly refer to the Frequently Asked Questions section of this invitation. For additional organizational information regarding the attendance of the Virtual Annual General Shareholders’ Meeting (including joining instructions, requests to speak etc.), kindly refer to the Attending and Participating in the Virtual Annual General Shareholders’ Meeting section starting on p. 1 2 .

12 Attending and Participating in the Virtual Annual General Shareholders’ Meeting Shareholders can only be admitted to the Virtual Annual General Shareholders’ Meeting if they have previously successfully followed the registration process for Street Name Holders or Record Holders as described in detail starting on p. 9 of this invitation. Upon completion of the registration process, it is recommended for shareholders to test a successful login to the platform at least once prior to the Virtual Annual General Shareholders’ Meeting. Login to the Virtual Annual General Shareholders’ Meeting On the day of the Annual General Shareholders’ Meeting, in order to attend, shareholders must log into the Devigus platform under gvmanager - live.ch/on by using the login credentials (e - mail and password) created during the initial account creation and registration process. To be able to securely log in, please enter as a second authentication factor the code sent to your mobile phone number in the form of a text message . Online access to the Virtual Annual General Shareholders’ Meeting will open 60 minutes before the start of the meeting and shareholders are free to log in at any time during the Annual General Shareholders’ Meeting. Requests to Speak at the Annual General Shareholders’ Meeting Shareholders may request to speak or ask questions at the Annual General Shareholders’ Meeting to a specific agenda item. It is recommended that shareholders who wish to speak register their intention to speak and their questions on the Devigus platform gvmanager - live.ch/on by using the login credentials created during the initial registration process ahead of the Annual General Shareholders’ Meeting and by indicating the agenda item to which they wish to speak and including a brief summary of their question or content of their speech. Shareholders may pre - register their questions or speech at any time before the start of the Annual General Shareholders’ Meeting. Shareholders may also request to speak during the Annual General Shareholders’ Meeting. The identification verification process for such spontaneous speakers may take a few minutes and may require that the Annual General Shareholders’ Meeting is paused during that time. As such, you are highly encouraged to complete the identification verification process in advance of the Annual General Shareholders’ Meeting. Shareholders who wish to speak or ask questions at the Annual General Shareholders’ Meeting will be asked to identify themselves in a one - on - one authentication process by showing a government - issued ID. Speakers representing an entity should also present a valid authorization by such entity. Shareholders who wish to speak must ensure that the device from which they have logged into the Annual General Shareholders’ Meeting has sufficient audio and video capabilities for the shareholder to be well seen and heard at the meeting. Shareholders logged in on a device without audio and video capabilities will not be permitted to speak. Power of Attorney to Third Parties Shareholders (Record Holders or Street Name Holders) who wish to appoint another person to represent them at the Virtual Annual General Shareholders’ Meeting, may request a personal access code for their representative on the Devigus platform gvmanager - live.ch/on by clicking on the option "Grant third party proxy". A shareholder who wishes to grant a proxy must enter the details (full name, e - mail address, mobile phone number) of the authorized representative who will then receive their own personal access code in order to register their profile on the Devigus platform. The feature "Grant third party proxy" does not require that the shareholder who is represented creates an account. You may contact investor relations via investorrela tions@on.com with any questions regarding how to attend, speak and vote at the Annual General Shareholders’ Meeting. On Holding AG reserves the right to deny admission to the Annual General Shareholders’ Meeting to any shareholder who does not present a valid notice, an identification document (such as a government - issued ID) or any other required document described in this document.

13 How can I register? To start the one - time registration process, please visit gvmanager - live.ch/on and click on the option “Register Online Participation”, which will bring you to the login page. For shareholders who do not have an account yet, please select the “Register now” option on the lower right of the page next to the “Login” button. You will then be asked to enter your e - mail address and your mobile phone number which will be used as a second factor authentication each time you log into gvmanager - live.ch/on . Please create a secure password and click on the “Continue” button. To verify the entered e - mail address and mobile phone number, a code will be sent to your e - mail address and to your mobile phone number (in form of a text message ). Please enter these verification codes online in the respective fields and click the “Create Account” button to finalize the one - time registration process. Please check your spam folder if you have not received the confirmation e - mail in your inbox. We recommend that you test at least one successful login before the actual Annual General Shareholders’ Meeting starts, to have enough time in case any support may be needed. Can I attend the Virtual Annual General Shareholders’ Meeting by using my individual shareholder number received from Computershare (Record Holders) or my broker or bank (Street Name Holders)? Shareholders may not log into the Virtual Annual General Shareholders’ Meeting using their individual shareholder number but instead must receive a separate personal access code from Devigus prior to the Virtual Annual General Shareholders’ Meeting. For details please see the relevant section titled Registration for Attendance at the Virtual Annual General Shareholders’ Meeting on p. 10 for Street Name Holders respectively on p. 11 for Record Holders above. Please note that to log into the Annual General Shareholders’ Meeting, you will need to register with Devigus once you have received your personal access code before the deadline ( May 21, 2024, at 11:59 p.m. EDT / May 22, 2024, 5:59 a.m. CEST ). For details please see the section titled How can I register? above. How can I receive my personal access code in order to be able to register for the Virtual Annual General Shareholders’ Meeting? You may obtain your personal access code by e - mailing on@devigus.com. The documents and proof of share ownership you must include in your request depend on whether you are a Record Holder or a Street Name Holder. If you are a Record Holder, you must provide a copy of (1) your Notice and (2) your government - issued ID. If you are a Street Name Holder, you must provide copies of (1) the signed legal proxy from your broker, bank, nominee or other custodian that authorizes you to vote your shares, (2) your government - issued ID and (3) proof of ownership. For more details please see the relevant section titled Registration for Attendance at the Virtual Annual General Shareholders’ Meeting on p. 10 for Street Name Holders respectively on p. 11 for Record Holders above. Are there any deadlines in order to receive the personal access code from Devigus and register my profile on the Devigus platform in time for the V irtual Annual General Shareholders’ Meeting? Yes. Your request to receive a personal access code must be received by May 16, 2024, at 11:59 p.m. EDT / May 17, 2024, 5:59 a.m. CEST . You then have to register your profile under gvmanager - live. ch/on no later than May 21, 2023, at 11:59 p.m. EDT / May 22, 2023, 5:59 a.m. CEST . What do I need to bring to the Virtual Annual General Shareholders’ Meeting? To attend the meeting, you must (1) log into the Devigus platform gvmanager - live.ch/on using the registration details as generated during the registration process (see the section titled How can I register? above) and (2) enter the code you will receive by text message on your mobile phone, which acts as a second factor authentication each time you log in. If you do not request your personal access code or if you do not register on the Devigus platform in advance of the deadlines noted above, you will not be able to attend the Annual General Shareholders’ Meeting. How can I ask questions and speak at the Virtual Annual General Shareholders’ Meeting? If you wish to speak or ask questions to a specific agenda item at the Annual General Shareholders’ Meeting, you must identify yourself by showing a government - issued ID, and with respect to speakers representing an entity, a valid authorization by such entity. If you are unable to present a government - issued ID during the Virtual Annual General Shareholders’ Meeting that confirms your identity, you will not be able to speak at the Annual General Shareholders’ Meeting. If you wish to speak or ask questions at the Annual General Shareholders’ Meeting, we recommend that you register your intention to speak and your questions prior to the Annual General Shareholders’ Meeting on the Devigus platform gvmanager - live.ch/on using the login credentials created during the initial registration process by clicking the button “Register Request to Speak”. It is also possible for last minute speakers to request to speak during the Annual General Shareholders’ Meeting by clicking the button “Request to Speak”. Shareholders who wish to speak at the Annual General Shareholders’ Meeting must identify themselves in a one - Frequently Asked Questions regarding the Virtual Annual General Shareholders’ Meeting

14 Contact Address On Holding AG Förrlibuckstrasse 190 8005 Zurich Switzerland Investor Relations Jerrit Peter i n v es t or r el a tions@on.com on - one authentication process by way of a separate virtual call during which such shareholder will be asked to identify themselves by showing a government - issued ID and, if applicable, a valid entity authorization. Shareholder questions or comments are welcome, but we will only answer questions pertinent to the agenda items, subject to time constraints. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition. How can I vote my shares at the Virtual Annual General Shareholders’ Meeting? Shareholders can vote their shares prior to the meeting as described in the relevant section titled Voting without Attendance on p. 10 for Street Name Holders and on p. 11 for Record Holders, respectively. Shareholders who have not voted their shares prior to the meeting or who wish to change their vote will be able to vote their shares electronically at the meeting if they have followed the procedures to receive a personal access code and have registered with Devigus. If a Street Name Holder who has already voted its shares requests legal proxy from their bank, broker or other organization to attend the meeting, any votes that have previously been submitted by such Street Name Holder will be disregarded and not counted. Such Street Name Holder may then only vote its shares at the Virtual Annual General Shareholders’ Meeting. Record Holders who have already voted their shares and subsequently request a personal access code to attend the meeting, should vote their shares at the Virtual Annual General Shareholders’ Meeting. If they fail to attend the meeting, it cannot be guaranteed that votes already submitted by such Record Holders prior to the meeting can be considered. During the Virtual Annual General Shareholders’ Meeting, shareholders may vote on each agenda item during the applicable voting window by clicking the voting buttons for “Yes”, “Abstention” and “No”, which will automatically pop - up during the meeting when the vote opens. Votes may be modified during each open voting window. Not clicking on any of the voting buttons during a voting window will be considered an abstention. If a shareholder leaves the Devigus platform during the meeting, such shareholder will no longer be considered present at the meeting and their shares will not be counted for future votes until the shareholder re - enters the meeting by logging back into gvmanager - live.ch/on using the login credentials created during the initial registration process. When can I access the Virtual Annual General Shareholders’ Meeting and who should I contact if I have technical issues? You may log into the meeting after 1:00 p.m. CEST, on May 23, 2024 , and the meeting will begin promptly at 2:00 p.m. CEST. We recommend that you log in before the meeting starts to allow time to check your internet connection, confirm your browser is up - to - date, and ensure you can hear the streaming audio. If you experience any technical difficulties accessing the meeting or during the meeting, please call the toll - free technical support number +41 41 798 48 00 for assistance. Ahead of the meeting, you may contact the technical support during Swiss office hours (9:00 a.m. – 5:00 p.m. CEST). If there are any technical issues in convening or hosting the meeting, we will promptly post information on investors. on.com , including information on when the meeting will be reconvened. In case of technical issues that are only temporary, we may instead take a short break and we may ask you to log - out and log back in at a later time on the day of the meeting. For questions regarding the Devigus platform, please follow the support instructions on gvmanager - live.ch or contact Devigus via e - mail (info@gvmanager - live.ch). Availability of Materials This invitation to the Annual General Shareholders’ Meeting including the explanations to the agenda items is available online at investors.on.com . The Annual Report for the fiscal year 2023 (including the 2023 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Reports) and the Report on Non - Financial Matters will be available on On Holding AG’s website at investors.on.com .